

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC
No Act
P.E. 6-10-03



03027649

July 18, 2003

Daniel Cooperman
Senior Vice President,
General Counsel & Secretary
Oracle Corporation
500 Oracle Parkway
M/S 5op7
Redwood Shores, CA 94065

Act: 1934
Section:
Rule: 14A-8
Public Availability: 7/18/2003

Re: Oracle Corporation
Incoming letter dated June 10, 2003

Dear Mr. Cooperman:

This is in response to your letter dated June 10, 2003 concerning the shareholder proposal submitted to Oracle by Robert Paglee. We also have received a letter from the proponent dated June 14, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Robert Paglee
863 Golf View Rd.
Moorestown, NJ 08057

727632

July 18, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Oracle Corporation
Incoming letter dated June 10, 2003

The proposal relates to non-employee directors beneficially owning at least one share of Oracle common stock.

There appears to be some basis for your view that Oracle may exclude the proposal under rule 14a-8(f). We note that the proponent failed to supply, within 14 days of receipt of Oracle's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Oracle omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Grace K. Lee
Special Counsel



DANIEL COOPERMAN
Senior Vice President
General Counsel & Secretary

Oracle Corporation
500 Oracle Parkway
M/S 5op7
Redwood Shores
California 94065

phone 650.506.5500
fax 650.633.1813
daniel.cooperman@oracle.com

June 10, 2003

VIA OVERNIGHT COURIER

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934, Rule 14a-8;
Stockholder Proposal of M. Robert Paglee

Ladies and Gentlemen:

This letter is to inform you that Oracle Corporation (the "Company") intends to exclude from its proxy statement and form of proxy for the Company's 2003 Annual Meeting of Stockholders (collectively, the "2003 Proxy Materials") a stockholder proposal and statement in support thereof (the "Proposal") received from M. Robert Paglee (the "Proponent").

We hereby respectfully request that the Staff of the Division of Corporation Finance concur in our opinion that the Company may properly exclude the Proposal from its 2003 Proxy Materials for the reasons set forth below.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing the Proponent of our intention to exclude the Proposal from the 2003 Proxy Materials. The Company intends to file its definitive 2003 Proxy Materials with the Commission on August 29, 2003. Accordingly, pursuant to Rule 14a-8(j), we submit this letter not less than 80 days before the Company intends to file its definitive 2003 Proxy Materials with the Commission.

RULES 14a-8(b) and 14a-8(f) – PROPONENT FAILED TO DEMONSRATE THE REQUIRED CONTINUOUS OWNERSHIP OF $2000 IN MARKET VALUE OF THE COMPANY'S SECURITIES.

The Proposal may be properly excluded pursuant to Rules 14a-8(b) and 14a-8(f) because the Proponent failed to demonstrate that he is eligible to submit a proposal. Under Rules 14a-8(b) and 14a-8(f), the Proponent has the burden of establishing proof that the Proponent has met the eligibility requirements. Rule 14a-8(b)(1) requires a proponent, at the time of submission of a proposal, to meet certain eligibility requirements, including a requirement that the proponent must have continuously held at least $2000 in market value, or 1%, of the company's securities for at least one year by the date the proponent submits the proposal. Rule 14a-8(b)(2) further requires that (1) unless a proponent is the registered holder of the company's securities, a proponent must prove its eligibility to the company by submitting to the company a written statement from the "record" holder of the proponent's securities verifying that, at the time the proposal was submitted, the proponent continuously held the securities for at least one year and (2) a proponent must provide a written statement that the proponent intends to continue to hold the securities through the date of the meeting of shareholders.

Where the proponent has failed to comply with Rule14a-8(b), the company, pursuant to Rule14a-8(f), may exclude the proposal, but only after the company has notified the proponent of the deficiency and the proponent has failed to correct such deficiency. Rule14a-8(f)(1) provides that (a) within 14 days of receiving the proposal, the company must notify the proponent in writing of any procedural or eligibility deficiencies, as well as of the time frame for the proponent's response and (b) the proponent must respond to the company and correct each such deficiency within 14 days from the date the proponent receives such notification.

Set forth below is a chronological summary of the correspondence between the Company and the Proponent to date:

1. **Letter, dated September 23, 2002 (received September 27, 2002), from the Proponent to the Company (a copy of which is attached hereto as Attachment A).**
   - The Proponent submitted the Proposal to the Company and claimed to own 500 shares of the Company's common stock.
   - The Proponent failed to provide, as required by Rule 14a-8(b)(2), (a) a written statement from the record holder of the Proponent's shares verifying that, at the time the Proposal was submitted, the Proponent continuously held his shares for at least one year[1] and (b) a written statement from the Proponent that he intended to continue to own his shares through the date of the Company's 2003 Annual Meeting of Stockholders (the "2003 Annual Meeting").
   - The Proposal exceeded the 500-word limitation imposed by Rule 14a-8.

[1] The Company's stockholder records did not reflect that the Proponent was a record holder of the Company's shares.

2. **Letter, dated October 7, 2002, from the Company to the Proponent (a copy of which is attached hereto as Attachment B).**
    - In accordance with Rule 14a-8(f)(1), the Company notified the Proponent that he failed to prove his eligibility as required by Rule 14a-8(b)(2) and that the Proposal exceeded the 500-word limitation.
    - The Company requested that the Proponent provide the following items within 14 days of his receipt of the Company's October 7th letter: (a) a written statement from the record holder of the Proponent's shares verifying that, at the time the Proposal was submitted, the Proponent continuously held his shares for at least one year, (b) a written statement from the Proponent that he intended to continue to own his shares through the date of the 2003 Annual Meeting and (c) a revised Proposal that complies with the 500-word limitation.
    - The Company included a copy of Rule 14a-8 as an attachment to its October 7th letter.

3. **Letter, dated October 10, 2002, from the Proponent to the Company (a copy of which is attached hereto as Attachment C).**
    - The Proponent failed to provide the items requested by the Company in its October 7th letter.
    - The Proponent stated that he was ineligible to submit the Proposal.
    - The Proponent withdrew the Proposal.

4. **Letter, dated May 1, 2003 (received May 6, 2003), from the Proponent to the Company (a copy of which is attached hereto as Attachment D).**
    - The Proponent resubmitted the Proposal (slightly modified to comply with the 500-word limitation) and claimed to own 500 shares of the Company's common stock.
    - The Proponent again failed to provide (a) a written statement from the record holder of the Proponent's shares verifying that, at the time the Proposal was submitted, the Proponent continuously held his shares for at least one year and (b) a written statement from the Proponent that he intended to continue to own his shares through the date of the 2003 Annual Meeting.

5. **Letter, dated May 15, 2003, from the Company to the Proponent (a copy of which is attached hereto as Attachment E).**
    - In accordance with Rule 14a-8(f)(1), the Company notified the Proponent that he failed to prove his eligibility as required by Rule 14a-8(b)(2).

- The Company requested that the Proponent provide the following items within 14 days of his receipt of the Company's May 15th letter: (a) a written statement from the record holder of the Proponent's shares verifying that, at the time the Proposal was submitted, the Proponent continuously held his shares for at least one year and (b) a written statement from the Proponent that he intended to continue to own his shares through the date of the 2003 Annual Meeting.
- The Company included a copy of Rule 14a-8 as an attachment to its May 15th letter.

6. **Letter, dated May 16, 2003, from the Proponent to the Company (a copy of which is attached hereto as Attachment F).**
   - The Proponent included a copy of one page from a Merrill Lynch monthly brokerage statement, which he had altered (the "Brokerage Statement").[2]
   - The Proponent included a written statement that he intended to continue to own his shares through the date of the 2003 Annual Meeting.

The Proponent has twice failed to establish his eligibility to submit the Proposal under Rule 14a-8(b), despite the fact that, in response to each submission by the Proponent, the Company, in accordance with Rule 14a-8(f)(1), specifically outlined for the Proponent how to correct such deficiency. In his letter dated October 10, 2002, the Proponent failed to provide any of the items requested by the Company, stated that he was ineligible to submit the Proposal and withdrew the Proposal. In his letter dated May 16, 2003, the Proponent submitted the Brokerage Statement as evidence that he satisfies the eligibility requirements. However, the Staff made clear, in Staff Legal Bulletin No. 14 (July 13, 2001) (the "Bulletin"), that monthly brokerage statements are not a valid substitute for an affirmative statement from the record holder that the beneficial owner has held the securities continuously for a one-year period. The Bulletin sets forth a Q&A as follows:

> "Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?
>
> No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities continuously for a period of one year as of the time of submitting the proposal." Part C, Question 1.c.(2).

In accordance with the Bulletin, the Staff has consistently taken a no-action position concerning a company's omission of a shareholder proposal based on a proponent's failure to

[2] In his May 16th letter, the Proponent stated that he "excised" certain data from the Brokerage Statement.

provide evidence of his eligibility under Rules 14a-8(b) and (f)(1), where the proponent attempted to establish ownership by submitting a copy of a monthly brokerage statement. *See, e.g., The McGraw-Hill Companies, Inc.* (available January 3, 2003); *Sierra Health Services, Inc.* (available April 3, 2002); and *Anthracite Capital, Inc.* (available March 29, 2002).

The Company notes that this is not a situation where a proponent unfamiliar with the rules failed to satisfy a technical requirement out of ignorance. On the contrary, the Proponent has been submitting proposals to registrants since 1992. *See, e.g., Delta Air Lines, Inc.* (available July 21, 1992). In his letter dated October 10, 2002, the Proponent admits that he has "submitted a significant number of similar proposals over the years." The Company believes that the Proponent has substantial experience in submitting stockholder proposals. Furthermore, the Company has twice informed the Proponent in writing as to how he must show his eligibility. Consequently, the Proponent cannot be considered to be ignorant of the applicable rules.

Accordingly, because the Proponent failed to establish his eligibility to submit the Proposal, we believe that we may properly exclude the Proposal from the 2003 Proxy Materials.

CONCLUSION

For the foregoing reasons, we respectfully request that the Staff concur in our opinion that the Proposal may be properly excluded from the 2003 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (650) 506-5500, or Cisco Villalta, Corporate Counsel, at (650) 506-5100, if we may be of any further assistance in this matter.

Sincerely,



Daniel Cooperman
Senior Vice President,
General Counsel & Secretary

cc: M. Robert Paglee

Attachment A

M. Robert Paglee


RECEIVED
SEP 27 2002
OFFICE OF THE GENERAL

863 Golf View Road
Moorestown, NJ 08057

Phone (856) 235-1626

23 September, 2002

Daniel Cooperman
Senior Vice President, General Counsel & Secretary
Oracle Corp., 500 Oracle Parkway, Mailstop 5op7
Redwood City, CA 94065

As the beneficial owner of 500 shares of Oracle common stock, I am submitting a Shareholder Proposal for the 2003 Annual Meeting. Please acknowledge its receipt by return mail. Text of my proposal follows below:

WHEREAS A NON-EMPLOYEE DIRECTOR of a public corporation must be capable of exercising sound judgment when creating or approving policies, strategies and investments critical to the success of the enterprise, competence and an absolute commitment in faith, interest and loyalty is essential. A non-employee Director-candidate can demonstrate such commitment in many ways, not least being a willingness to commit his or her own hard-earned and previously-taxed capital to purchase and own common stock of the corporation wherein the Director-candidate is seeking nomination and subsequent shareholder approval. Conversely, a candidate's failure to own any shares may indicate poor judgment, disinterest, rank insensitivity, and lack of confidence in the future of the corporation.

ACCORDINGLY, IT IS RECOMMENDED that the Board of Directors take the necessary steps to assure that any future candidate for nomination as a non-employee Director would be the beneficial owner of at least one share of Oracle common stock (preferably more, depending on means) at the time when the individual holdings of all Director-nominees are reported in the Notice of Annual Meeting, whereby said nominees are being submitted for approval or rejection by the voting shareholders.

STATEMENT OF PROPONENT SUPPORTING THIS RECOMMENDATION:

THE BOTTOM-LINE MEASURE of an individual's judgment, interest in a company and faith in its future is clearly evidenced by purchasing an investment in its stock, using his or her own hard-earned funds on which taxes have previously been paid. The desirability of stock ownership by key management personnel (including non-employee Directors), the better to align their interests with those of ordinary shareholders, is clearly recognized. A variety of approaches have been developed in recent years for granting options and alternative compensation vehicles to enable more rapid growth and alignment of such interests, often exploiting the advantages of tax-deferral.

However, in approving such plans, existing shareholders may have created, for new non-employee Director-candidates, a perverse disincentive to purchase stock and become current and real, not just optional and maybe -- (or maybe not, unless someday a profitable exercise to buy-and-sell becomes a *sure thing*) -- future fellow-owners. This tends to discourage the one action that would best link those candidates' immediate self-interest to the success of our corporation -- purchasing some stock from the open market. Do they choose not to place at risk any of their own capital, simply because they hope to acquire, so easily in the future, a considerable number of shares on very favorable, risk-free terms? This proposal presents a remedial opportunity.

A table on page 7 of Oracle's 2002 Notice of Annual Meeting is headed "Amount and Nature of Beneficial Ownership". The table and its footnotes show that three of the six non-employee Director-nominees seeking our approval beneficially owned tens and hundreds of thousands of "share options," but apparently not even a *single real, paid-for share*! (A fourth one owned hundreds of thousands of unexercised "options," but apparently at least 52 real shares.) If you, a fellow-owner, feel as disappointed with such insensitivity as I do, and want evidence of at least a modicum of capital risk commitment to demonstrate confidence in our corporation by future non-employee Director-nominees, please vote in favor of this common-sense proposal.

M. ROBERT PAGLEE

M Robert Paglee

Attachment B









Tracking

Log-In User ID: Password: | Forgot Password Re

Track by Tracking Number

View Details

Status:	Delivered
Delivered on:	Oct 8, 2002 3:52 P.M.
Location:	PORCH
Delivered to:	MOORESTOWN, NJ, US
Tracking Number:	1Z X68 261 13 4496 069 2
Service Type:	NEXT DAY AIR SAVER

Package Progress:

Date	Time	Location	Activity
Oct 8, 2002	3:52 P.M.	LAWNSIDE, NJ, US	DELIVERY

Tracking results provided by UPS: Jun 9, 2003 8:48 P.M. Eastern Time (USA)



Better visibility.
Better control.
Better transportation network.
Network Management

NOTICE: UPS authorizes you to use UPS tracking systems solely to track shipments tendered by or for you t delivery and for no other purpose. Any other use of UPS tracking systems and information is strictly prohibite

← Back to Tracking Summary

Back to Top

ORACLE®

Oracle Corporation
500 Oracle Parkway
Redwood Shores
California 94065
phone 650.506.7000
fax 650.506.7200

October 7, 2002

VIA OVERNIGHT COURIER

M. Robert Paglee
863 Golf View Road
Moorestown, NJ 08057

Re: Proposal for 2003 Annual Meeting

Dear Mr. Paglee:

We received your letter, dated September 23, 2002, on September 27, 2002, requesting that your proposal regarding non-employee directors be included in the proxy statement for the 2003 Annual Meeting of Stockholders of Oracle Corporation (the "2003 Annual Meeting").

Rule 14a-8 promulgated under the Securities Exchange Act of 1934 ("Rule 14a-8") requires, among other things, that a stockholder who submits a proposal must own shares having a market value of at least $2000 or representing 1% of the outstanding shares entitled to vote. Such stockholder must have held these shares continuously for at least one year prior to the date the proposal was submitted and must provide a written statement that the stockholder intends to continue to own these shares through the annual meeting date. Your September 23rd letter fails to state (1) whether you satisfy the specified share ownership criteria (and we have been unable to independently verify whether you meet such criteria) and (2) whether you intend to continue to own your shares through the date of the 2003 Annual Meeting. In addition, your proposal exceeds the 500-word limitation imposed by Rule 14a-8. Rule 14a-8 provides that a proposal, including any accompanying supporting statement, may not exceed 500 words.

If we are to consider further whether your proposal is eligible for inclusion, we will require (a) proof that you satisfy the share ownership criteria in the form of a written statement from the "record" holder of your shares verifying that, at the time you submitted the proposal, you continuously held the shares for at least one year, (b) a written statement from you that you intend to continue to hold the shares through the date of the 2003 Annual Meeting and (c) a revised proposal that complies with the 500-word limitation imposed by Rule 14a-8. Pursuant to Rule 14a-8, you must provide us with the foregoing items no later than 14 days from the date you receive this letter. <u>Therefore, unless your response containing the required items is postmarked, or transmitted electronically, no later than 14 days from the date you receive this</u>

ORACLE

letter, we will consider this matter closed and your proposal will be excluded in accordance with Rule 14a-8. For your convenience, I have enclosed a copy of Rule 14a-8.

Finally, please note that we are still reviewing your proposal and may later seek to exclude the proposal with the Securities and Exchange Commission.

Sincerely,



Cisco Villalta
Corporate Counsel

cc: Matthew K. Ng, Assistant General Counsel and Assistant Secretary consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) the security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to § 240.14a-7.

1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[Adopted in Release No. 34-378(A), September 24, 1935; amended by Release No. 34-1823, August 11, 1938; Release No. 43-4775, December 11, 1952, 17 F. R. 11431; Release No. 34-5276, January 30, 1956, 21 F. R. 578; Release No. 34-16357, effective December 31, 1979, 44 F. R. 68456; Release No. 34-23789 (¶ 84,044), effective January 20, 1987, 51 F. R. 42048; Release No. 34-31326 (¶ 85,051), effective October 22, 1992, 57 F.R. 48276; Release No. 34-35036 (¶ 85,459), effective December 17, 1994, 59 F.R. 63676; Release No. 34-37183 (¶ 85,805), effective June 14, 1996, 61 F.R. 24652; Release No. 33-7912 (¶ 86,404), effective December 4, 2000, 65 F.R. 65736.]

[¶ 24,012] Shareholder Proposals

Reg. § 240.14a-8. This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of

[The next page is 17,541-3.]

the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?** (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting

the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its

definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[Adopted in Release No. 34-3347, December 18, 1942, 7 F.R. 10659; amended in Release No. 34-1823, August 11, 1938; Release No. 34-4775, December 11, 1952, 17 F. R. 11431; Release No. 34-4979, February 6, 1954, 19 F. R. 247; Release No. 34-8206 (¶ 77,507), effective with respect to solicitations, consents or authorizations commenced after February 15, 1968, 32 F. R. 20964; Release No. 34-9784 (¶ 78,997), applicable to all proxy solicitations commenced on or after January 1, 1973, 37 F. R. 23179; Release No. 34, 12999, (¶ 80,812), November 22, 1976, effective February 1, 1977, 41 F. R. 53000; amended in Release No. 34-15384 (¶ 81,766), effective for fiscal years ending on or after December 25, 1978 for initial filings on or after January 15, 1979, 43 F. R. 58530; Release No. 34-16356 (¶ 82,358), effective December 31, 1979, 44 F. R. 68764; Release No. 34-16357, effective December 31, 1979, 44 F. R. 68456; Release No. 34-20091 (¶ 83,417), effective January 1, 1984 and July 1, 1984, 48 F. R. 38218; Release No. 34-22625 (¶ 83,937), effective November 22, 1985, 50 F. R. 48180; Release No. 34-23789 (¶ 84,044), effective January 20, 1987, 51 F. R. 42048; Release No. 34-25217 (¶ 84,211), effective February 1, 1988, 52 F. R. 48977; and Release No. 34-40018 (¶ 86,018), effective June 29, 1998, 63 F.R. 29106.]

[¶ 24,013] False or Misleading Statements

Reg. § 240.14a-9. (a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

[Adopted in Release No. 34-378(A), September 24, 1935; amended by Release No. 34-1823, August 11, 1938; Release No. 34-4775, December 11, 1952, 17 F. R. 11431;

Attachment C

M. Robert Paglee
863 Golf View Road
Moorestown, NJ 08057
(856) 235-1626

10 October, 2002

Mr. Cisco Villalta
Corporate Counsel, Oracle Corp.
500 Oracle Parkway
Redwood Shores, CA 94065

Dear Mr. Villalta:

Thank you for your letter of Oct. 7. Inasmuch as the value of the *first* portion of Oracle stock that I purchased last year has now suffered a 50% reduction in market value, my proposal no longer qualifies for the one-year, minimum $2,000 SEC requirement, although it is still *infinitely* greater than the real stock ownership of some of your Directors at the time they sought voting approval from existing shareholders such as myself. (Even just $1.00 divided by zero equals *infinity*, and perhaps you could pass this message on to those non-invested Directors.) Accordingly, I hereby withdraw my proposal at this time.

However, I note that the deadline for resubmittal of a revised 500-word proposal is May 8, 2003, and barring a further drastic drop in the value of Oracle stock to less than half-again its current market price, the additional value from my *second* purchase will, well before that deadline, meet both the time and value requirements of the SEC.

Therefor, I suggest that you continue to consider my proposal on its merits, and if you will telephone me to discuss an amicable solution, we can perhaps save us both much further aggravation. I have submitted a significant number of similar shareholder proposals over the years, and I have withdrawn most of them after negotiating a suitable agreement that would assure future director-nominees should have at least much of their own capital at risk as I must have to be qualified to offer a shareholder proposal.

By copy of this letter to the SEC, I am recommending that the minimum investment requirement be revised to proof of continued ownership of shares for at least one year based on a $2,000 minimum *initial investment*, rather than on a minimum *current investment* value of $2,000. Investor interest in good corporate governance and practices should not be held hostage to a bear market.

Sincerely,



M. Robert Paglee

PC: Help@SEC.Gov, Attn: Bob Greene

Attachment D

M. Robert Paglee

863 Golf View Road
Moorestown, NJ 08057

Phone (856) 235-1626
1 May, 2003

Daniel Cooperman
Senior Vice President, General Counsel & Secretary
Oracle Corp., 500 Oracle Parkway, Mailstop 5op7
Redwood City, CA 94065

As the beneficial owner of 500 shares of Oracle common stock, I am submitting a Shareholder Proposal for the 2003 Annual Meeting. Please acknowledge its receipt by return mail. Text of my proposal follows below:

WHEREAS A NON-EMPLOYEE DIRECTOR of a public corporation must be capable of exercising sound judgment when creating or approving policies, strategies and investments critical to the success of the enterprise, competence and an absolute commitment in faith, interest and loyalty is essential. A non-employee Director-candidate can demonstrate such commitment in many ways, not least being a willingness to commit his or her own hard-earned capital to purchase and own common stock of the corporation wherein the Director-candidate is seeking nomination and subsequent shareholder approval. Conversely, a candidate's failure to own any shares may indicate poor judgment, disinterest, rank insensitivity, and lack of confidence in the future of the corporation.

ACCORDINGLY, IT IS RECOMMENDED that the Board of Directors take the necessary steps to assure that any future candidate for nomination as a non-employee Director would be the beneficial owner of at least one share of Oracle common stock (preferably more, depending on means) at the time when the individual holdings of all Director-nominees are reported in the Notice of Annual Meeting, whereby said nominees are being submitted for approval or rejection by the voting shareholders.

STATEMENT OF PROPONENT SUPPORTING THIS RECOMMENDATION:

THE BOTTOM-LINE MEASURE of an individual's judgment, interest in a company and faith in its future is clearly evidenced by purchasing an investment in its stock, using his or her own hard-earned funds on which taxes have previously been paid, as I and other *unprivileged* shareholders have done. However, a variety of approaches have been developed for granting options and alternative compensation vehicles to enable more rapid growth and alignment of the interests of non-employee (i.e., "independent") Directors with other shareholders, often exploiting the advantages of tax-deferral.

But having approved such plans, existing shareholders may have created, for new non-employee Director-candidates, a perverse disincentive to purchase stock and become current and real, not just optional shareholders. (They may not become future fellow-shareholders unless someday a profitable exercise to buy-and-sell becomes a *sure thing*.) This tends to discourage the one action that would best link those candidates' immediate self-interest to the success of our corporation -- purchasing some stock from the open market.

A table on page 7 of Oracle's 2002 Notice of Annual Meeting is headed "Amount and Nature of Beneficial Ownership". The table and its footnotes show that three of the six non-employee Director-nominees seeking our approval beneficially owned tens and hundreds of thousands of "share options," but apparently not even a *single real, paid-for share*! (A fourth one owned hundreds of thousands of unexercised "options," but apparently at least 52 real shares.) If you, a fellow-owner, feel as disappointed with such insensitivity as I do, and want evidence of at least a modicum of capital risk commitment to demonstrate confidence in our corporation by future non-employee Director-nominees, please vote in favor of this common-sense proposal.



M. ROBERT PAGLEE

Attachment E

GLOBALTRACK

Here are the shipment details you requested from DHL Worldwide Express.
If you require additional information, please call us at 1-800-CALL-DHL.

Your DHL shipment, Airbill Number: 8764637825
was delivered on 05/16/03 at 08:54
The shipment was signed for by LEFT W/O SIG

Subject: DHL SHIPMENT NOTIFICATION
Date: Wed, 14 May 2003 15:26:28 -0700 (GMT-07:00)
From: Oracle_Shipping@us.dhl.com
To: linda.leanes@oracle.com

DHL WORLDWIDE EXPRESS
SHIPMENT NOTIFICATION

The following 1 piece(s) have been sent by Cisco Villalta from Oracle Corporation via DHL Worldwide Express on 05/14/2003 via AWB# 8764637825.

If you wish to track this(these) shipment(s) please contact your local DHL customer service office or visit the DHL Web Site at
http://www.dhl-usa.com

If you have a web-enabled mail reader, click the link below to view shipment tracking details:

http://www.dhl-usa.com/cgi-bin/tracking.pl?AWB=8764637825

SHIPMENT TO:

M. Robert Paglee
863 Golf View Road
Moorestown
NJ
08057
United States Of America

SHIPMENT FROM:
Oracle Corporation
Cisco Villalta
500 Oracle Parkway
Redwood Shores
CA
94065
United States Of America

SHIPMENT CONTENTS:
Documents

COST CENTER: 760

ADDITIONAL MESSAGE FROM SHIPPER:

Delivered May 16 / 8:54 am left a door w/out signature (Gary @ DHL)

RECAP
AWB: 8764637825
SHIPMENT DATE: 05/14/2003
DELIVERY DATE*: NO ESTIMATE
WEIGHT: 1.0
PIECES: 1
PRODUCT: USA Overnight
CONTENTS: Documents
COST CENTER: 760
*based on Shipment Date provided by sender

Thank you for requesting DHL Worldwide Express for your delivery needs.

ORACLE®

LEGAL DEPARTMENT
500 Oracle Parkway
M/S 5op7
Redwood Shores
California 94065
phone 650.506.5200
fax 650.506.7114

May 15, 2003

VIA OVERNIGHT COURIER

M. Robert Paglee
863 Golf View Road
Moorestown, NJ 08057

Re: Proposal for 2003 Annual Meeting

Dear Mr. Paglee:

We received your letter, dated May 1, 2003, on May 6, 2003, requesting that your proposal regarding non-employee directors be included in the proxy statement for the 2003 Annual Meeting of Stockholders of Oracle Corporation (the "2003 Annual Meeting").

Rule 14a-8 promulgated under the Securities Exchange Act of 1934 ("Rule 14a-8") requires, among other things, that a stockholder who submits a proposal must own shares having a market value of at least $2000 or representing 1% of the outstanding shares entitled to vote. Such stockholder must have held these shares continuously for at least one year prior to the date the proposal was submitted and must provide a written statement that the stockholder intends to continue to own these shares through the annual meeting date. Your May 1st letter fails to state (1) whether you satisfy the specified share ownership criteria (and we have been unable to independently verify whether you meet such criteria) and (2) whether you intend to continue to own your shares through the date of the 2003 Annual Meeting.

If we are to consider further whether your proposal is eligible for inclusion, we will require (a) proof that you satisfy the share ownership criteria in the form of a written statement from the "record" holder of your shares verifying that, at the time you submitted the proposal, you continuously held the shares for at least one year, and (b) a written statement from you that you intend to continue to hold the shares through the date of the 2003 Annual Meeting. Pursuant to Rule 14a-8, you must provide us with the foregoing items no later than 14 days from the date you receive this letter. Therefore, unless your response containing the required items is postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter, we will consider this matter closed and your proposal will be excluded in accordance with Rule 14a-8. For your convenience, I have enclosed a copy of Rule 14a-8.

As you know, we previously received a substantially similar proposal from you on September 27, 2002. We then sent you a letter, dated October 7, 2002, requesting that you comply with Rule 14a-8 and send us, within 14 days, the same items requested in this letter. You failed to comply with that request and withdrew your proposal by letter, dated October 10, 2002. Almost 7 months later, you re-submitted the proposal and still failed to submit the requested items. Therefore, please note that even if you provide us with the items requested in this letter within the timeframe set forth in the preceding paragraph, we reserve the right to seek exclusion of the proposal with the Securities and Exchange Commission on the grounds that you have failed to provide us such items on a timely basis, and we may seek to exclude the proposal on other grounds.

Sincerely,



Cisco Villalta
Corporate Counsel

cc: Matthew K. Ng, Assistant General Counsel and Assistant Secretary consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) the security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to § 240.14a-7.

1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[Adopted in Release No. 34-378(A), September 24, 1935; amended by Release No. 34-1823, August 11, 1938; Release No. 43-4775, December 11, 1952, 17 F. R. 11431; Release No. 34-5276, January 30, 1956, 21 F. R. 578; Release No. 34-16357, effective December 31, 1979, 44 F. R. 68456; Release No. 34-23789 (¶ 84,044), effective January 20, 1987, 51 F. R. 42048; Release No. 34-31326 (¶ 85,051), effective October 22, 1992, 57 F.R. 48276; Release No. 34-35036 (¶ 85,459), effective December 17, 1994, 59 F.R. 63676; Release No. 34-37183 (¶ 85,805), effective June 14, 1996, 61 F.R. 24652; Release No. 33-7912 (¶ 86,404), effective December 4, 2000, 65 F.R. 65736.]

[¶ 24,012] Shareholder Proposals

Reg. § 240.14a-8. This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of

[The next page is 17,541-3.]

the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?** (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting

the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its

definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[Adopted in Release No. 34-3347, December 18, 1942, 7 F.R. 10659; amended in Release No. 34-1823, August 11, 1938; Release No. 34-4775, December 11, 1952, 17 F. R. 11431; Release No. 34-4979, February 6, 1954, 19 F. R. 247; Release No. 34-8206 (¶ 77,507), effective with respect to solicitations, consents or authorizations commenced after February 15, 1968, 32 F. R. 20964; Release No. 34-9784 (¶ 78,997), applicable to all proxy solicitations commenced on or after January 1, 1973, 37 F. R. 23179; Release No. 34, 12999, (¶ 80,812), November 22, 1976, effective February 1, 1977, 41 F. R. 53000; amended in Release No. 34-15384 (¶ 81,766), effective for fiscal years ending on or after December 25, 1978 for initial filings on or after January 15, 1979, 43 F. R. 58530; Release No. 34-16356 (¶ 82,358), effective December 31, 1979, 44 F. R. 68764; Release No. 34-16357, effective December 31, 1979, 44 F. R. 68456; Release No. 34-20091 (¶ 83,417), effective January 1, 1984 and July 1, 1984, 48 F. R. 38218; Release No. 34-22625 (¶ 83,937), effective November 22, 1985, 50 F. R. 48180; Release No. 34-23789 (¶ 84,044), effective January 20, 1987, 51 F. R. 42048; Release No. 34-25217 (¶ 84,211), effective February 1, 1988, 52 F. R. 48977; and Release No. 34-40018 (¶ 86,018), effective June 29, 1998, 63 F.R. 29106.]

[¶ 24,013] False or Misleading Statements

Reg. § 240.14a-9. (a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

[Adopted in Release No. 34-378(A), September 24, 1935; amended by Release No. 34-1823, August 11, 1938; Release No. 34-4775, December 11, 1952, 17 F. R. 11431;

Attachment F

M. Robert Paglee, P.E.

863 Golf View Rd.
Moorestown, NJ 08057
Phone (856) 235-1626

16 May, 2003

Mr. Cisco Villalta
Oracle Corporate Counsel
M/S 5op7
500 Oracle Parkway
Redwood Shores, CA 94065

Re: My Proposal for 2003 Annual Meeting

Dear Mr. Villalta:

As requested in your letter of 15 May that I received today, I am enclosing evidence that I am the beneficial owner of 500 shares or ORCL held in my Merrill Lynch account no. 217-32402. I have made a copy of relevant data on page 7 from my latest account statement covering the period 04/01/03 to 04/30/03, said dates being shown at the bottom of that enclosed page.

You will note that for privacy protection, I have excised the data regarding numerous other securities that I own which appeared on the same page, i.e., in the areas where a light cross-hatching has replaced that irrelevant data. This was done for privacy reasons and because that other data is not applicable to the referenced proposal.

In the center of page 7, the complete data is shown regarding my Oracle purchases. Please note that I purchased 200 shares 12/07/01 and another 300 shares 02/08/02 for a total purchase price of $7,852. You may also note that on statement closing date 04/30/03, the value was $5,940, representing a loss of ($1,910) as shown, but the $5,940 is still well in excess of the $2,000 minimum stated in your letter; also please note that I have owned all 500 shares for a period greater than one year, in fact beginning in February this year.

Perhaps if other potential investors had observed a greater sense of commitment by some of the "independent" directors, Oracle shares could be in greater demand, and my losses would be smaller. But in any case, I hereby certify that I do intend to continue to hold these 500 shares through the date of the 2003 Annual Meeting.

Sincerely,



M. ROBERT PAGLEE

Pc: Securities and Exchange Commission

Current Portfolio

Quantity	Security Description	Symbol	Sector	Date Acquired	Adjust/Unit Cost Basis	Total Cost Basis	Estimated Market Price	Estimated Market Value	Unrealized Gain or (Loss)	Estimated Annual Income	Current Yield-%
Equities											
96										176	3.46
100											
444											
896										286	1.96
896										286	1.96
1,792										573	1.96
41										73	4.27
200											
100										60	1.51
148										118	4.41
100	** ORACLE CORP $0.01 DEL	ORCL	(C)	12/07/01	15.69	1,569	11.88	1,188	(381)		
100	** ORACLE CORP $0.01 DEL			12/07/01	15.69	1,569	11.88	1,188	(381)		
300	** ORACLE CORP $0.01 DEL			02/08/02	15.70	4,712	11.88	3,564	(1,148)		
500	Security Sub-Total					7,852		5,940	(1,910)		
181										173	4.05
100										40	1.25
100											
116										204	7.13
681											
100										24	1.47
100											
108											
50											
1											
51											
100											

M. Robert Paglee, P.E.

863 Golf View Rd.
Moorestown, NJ 08057
Phone (856) 235-1626

14 June,2003

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal by M. Robert Paglee to Oracle Corporation, 1 May, 2003

Ladies and Gentlemen:

I have received notification from Oracle Corporation (hereinafter referred to as ORCL) by copy of letter to you dated June 10, 2003 that ORCL intends to exclude my reference proposal from its proxy statement and form of proxy for the ORCL 2003 annual meeting of stockholders, apparently seeking a no-action letter from the SEC. I respectfully request that such action by the SEC be denied.

The case for exclusion of my proposal (copy attached) being made by ORCL seems based primarily on the specious claim that I failed to demonstrate the required continuous ownership of $2,000 in market value of ORCL securities. I did indeed supply that information promptly at the request of ORCL in response to ORCL's letter of May 15, 2003 (see Attachment E of ORCL's well-documented presentation). I submitted this in the form of a copy of page 7 of my Merrill Lynch April statement from which I had *excised* (using a pair of scissors) the information regarding other securities which was non-applicable. A copy of this "*altered*" page (to use ORCL's pejorative description) is shown as Attachment F in ORCL's presentation, together with my letter of transmittal dated 16 May, *mailed just one day after* receiving ORCL's request that I furnish the information within 14 days.

I am attaching another copy of that "*altered*" page so it's adequacy of proof can be obvious, together with copies of two e-mail communications dated May 16 to and from my Merrill Lynch account executive, first from me requesting a letter, followed by the agent's reply doubting "that compliance would allow us to do that, but I'll check," then suggesting use of my "*altered*" statement. It is apparent that I was misinformed regarding suitability of such, nor was I aware of SEC Staff Legal Bulletin No.14, which may have been issued without knowledge of the completeness of information contained in Merrill Lynch (ML) statements. Indeed, many other brokerage statements that I receive are inadequate for this purpose.

I am also attaching the original of a letter that I requested through several telecons and received today via USPS from the ML Regional Office signed by Merrill Lynch Vice President Michael A. Ehrlich that fully supports the integrity of the initial proof of ownership that I submitted to ORCL with my letter of 16 May, i.e., my "*altered*" ML statement. Clearly, the information is identical – both documents prove that I owned 500 shares of ORCL with value exceeding $2,000 continuously for one year as of 2/8/03, and the pertinent information in my initial submission was not *"altered"* in any fraudulent manner. Irrelevant information had been *excised* by me, but relevant information regarding Oracle shares was not *"altered"* in any way whatsoever, and I strongly protest any such possible insinuation.

Paragraph 3 in ORCL's litany of complaints refers to my prior submittal of a similar but different proposal in September 2002, and my subsequent withdrawal by letter of 10 October, 2002, (shown as Attachment C in ORCL's presentation) because the market value of my *first* purchase of ORCL stock had dropped to approximately half of my original $3,100 investment, and would no longer meet the $2,000 requirement. However, I advised ORCL that I would resubmit another proposal when my *second* purchase of ORCL stock (together with the first) would very likely allow a new proposal to meet all criteria. I suggested an amicable solution such as I have negotiated with many other companies resulting in my withdrawal voluntarily of many almost identical proposals that I submitted in the past; this would have made a second proposal unnecessary, but ORCL failed even to discuss the opportunity. In any case, it is only my 1 May, 2003 proposal that is now at issue.

I am also attaching a copy of page 42 from FORBES magazine of 9/16/2002 featuring an interesting article by Jack Dolmat-Connell that lends insight to my concern regarding "independent" non-employee director-nominees who do not bother to invest a single penny of their own, possibly in expectation of getting generous distributions of freebie options (which may or may not someday have value), but who are nevertheless "elected" to positions of critical responsibility. Options alone, without real share ownership, create significant moral hazard in corporate governance, as discussed in that article. The summary chart comparing 5-year performance of corporations in various businesses, considering the "Number of options divided by stock owned," is an eye-opener.

In conclusion, I regret that it was necessary for ORCL to remind me of the need to provide proof of ownership – my memory, advancing along into its eightieth year, at times is not as keen as I would like. However, I surely met the *intent* of the SEC requirements, proving my ownership of ORCL sufficient to qualify my proposal in all respects. I pray that the SEC will choose my effort to improve corporate governance over specious legalistic arguments being presented by a public corporation whose common stock I purchased well over a year before submitting my May shareholder's proposal, and although currently of less value than my cost basis, does now exceed the $2,000 investment requirement..

Sincerely,



M. Robert Paglee, P.E. (ret)

Attachments: MRP Proposal, 5/01/03; Merrill Lynch (ML) Account statement, 4/30/03; e-mail MRP to ML, 5/16/03; e-mail ML reply to MRP, 5/16/03; ML letter 6/13/03; FORBES article 9/16/02

P.S. For additional information, I am enclosing unattached other items previously sent by e-mail

Pc: ORCL

M. Robert Paglee

863 Golf View Road
Moorestown, NJ 08057

Phone (856) 235-1626
1May, 2003

Daniel Cooperman
Senior Vice President, General Counsel & Secretary
Oracle Corp., 500 Oracle Parkway, Mailstop 5op7
Redwood City, CA 94065

As the beneficial owner of 500 shares of Oracle common stock, I am submitting a Shareholder Proposal for the 2003 Annual Meeting. Please acknowledge its receipt by return mail. Text of my proposal follows below:

WHEREAS A NON-EMPLOYEE DIRECTOR of a public corporation must be capable of exercising sound judgment when creating or approving policies, strategies and investments critical to the success of the enterprise, competence and an absolute commitment in faith, interest and loyalty is essential. A non-employee Director-candidate can demonstrate such commitment in many ways, not least being a willingness to commit his or her own hard-earned capital to purchase and own common stock of the corporation wherein the Director-candidate is seeking nomination and subsequent shareholder approval. Conversely, a candidate's failure to own any shares may indicate poor judgment, disinterest, rank insensitivity, and lack of confidence in the future of the corporation.

ACCORDINGLY, IT IS RECOMMENDED that the Board of Directors take the necessary steps to assure that any future candidate for nomination as a non-employee Director would be the beneficial owner of at least one share of Oracle common stock (preferably more, depending on means) at the time when the individual holdings of all Director-nominees are reported in the Notice of Annual Meeting, whereby said nominees are being submitted for approval or rejection by the voting shareholders.

STATEMENT OF PROPONENT SUPPORTING THIS RECOMMENDATION:

THE BOTTOM-LINE MEASURE of an individual's judgment, interest in a company and faith in its future is clearly evidenced by purchasing an investment in its stock, using his or her own hard-earned funds on which taxes have previously been paid, as I and other *unpriveleged* shareholders have done. A variety of approaches have been developed for granting options and alternative compensation vehicles to enable more rapid growth and alignment of the interests of non-employee (i.e., "independent") Directors with other shareholders, often exploiting the advantages of tax-deferral.

However, in approving such plans, existing shareholders may have created, for new non-employee Director-candidates, a perverse disincentive to purchase stock and become current and real, not just optional shareholders. (They may not become future fellow-shareholders unless someday a profitable exercise to buy-and-sell becomes a *sure thing*.) This tends to discourage the one action that would best link those candidates' immediate self-interest to the success of our corporation -- purchasing some stock from the open market.

A table on page 7 of Oracle's 2002 Notice of Annual Meeting is headed "Amount and Nature of Beneficial Ownership". The table and its footnotes show that three of the six non-employee Director-nominees seeking our approval beneficially owned tens and hundreds of thousands of "share options," but apparently not even a *single real, paid-for share*! (A fourth one owned hundreds of thousands of unexercised "options," but apparently at least 52 real shares.) If you, a fellow-owner, feel as disappointed with such insensitivity as I do, and want evidence of at least a modicum of capital risk commitment to demonstrate confidence in our corporation by future non-employee Director-nominees, please vote in favor of this common-sense proposal.



M. ROBERT PAGLEE

Current Portfolio

Quantity	Security Description	Symbol	Sector	Date Acquired	Adjust/Unit Cost Basis	Total Cost Basis	Estimated Market Price	Estimated Market Value	Unrealized Gain or (Loss)	Estimated Annual Income	Current Yield %
Equities											
96										176	3.46
100											
444											
896										286	1.96
896										286	1.96
1,792										573	1.96
41										73	4.27
200											
100										60	1.51
148										118	4.41
100	** ORACLE CORP $0.01	DEL ORCL	(C)	12/07/01	15.69	1,569	11.88	1,188	(381)		
100	** ORACLE CORP $0.01	DEL		12/07/01	15.69	1,569	11.88	1,188	(381)		
300	** ORACLE CORP $0.01	DEL		02/08/02	15.70	4,712	11.88	3,564	(1,148)		
500	Security Sub-Total					7,852		5,940	(1,910)		
181										173	4.05
100										40	1.25
100											
116										204	7.13
681											
100										24	1.47
100											
108											
50											
1											
51											
100											



Subj: **My shareholder's proposal to ORCL**
Date: 5/16/03
To: wtomesjr@pclient.ml.com
CC: BobPaglee@AOL.com

File: c:\windows\TEMP\V2T9242.JPG (0 bytes)
DL Time (32000 bps): < 1 minute

Hi Rich,

I just received a letter from Oracle's lawyer requesting proof that I have owned at least $2000 worth of ORCL for at least one year. I am attaching a copy of pg. 7 of my current statement for account 217-32402, and I will send a copy of Oracle's letter and my proposal attached to other e-mails.

I could send Oracle a copy of my ML statement, but I'd rather not because there is other non-applicable personal data on it. I would rather have a letter from ML stating that I have owned 500 shares for more than a year as of the date of the ML letter, if this can be done. This morning I phoned your office and asked Jennifer if she could do this; she will try, and then advise me.

Oracle gives me 14 days from 5/15/03 to comply.

Regards, Bob

Subj: **RE: My shareholder's proposal to ORCL**
Date: 5/16/03 11:04:44 AM Eastern Daylight Time
From: wtomesjr@pclient.ml.com (Tomesjr, William R (MOORESTOWN XEP 217))
To: BobPaglee@aol.com ('BobPaglee@aol.com ')

Bob,

I seriously doubt that compliance will allow us to do that, but I'll check.
You could, however, white out the pertenant parts of your statement that you
do not want disclosed.

Richard

-----Original Message-----
From: BobPaglee@aol.com
To: wtomesjr@pclient.ml.com
Cc: BobPaglee@aol.com
Sent: 5/16/2003 10:33 AM
Subject: My shareholder's proposal to ORCL

Hi Rich,

I just received a letter from Oracle's lawyer requesting proof that I
have
owned at least $2000 worth of ORCL for at least one year. I am attaching
a
copy of pg. 7 of my current statement for account 217-32402, and I will
send
a copy of Oracle's letter and my proposal attached to other e-mails.

I could send Oracle a copy of my ML statement, but I'd rather not
because
there is other non-applicable personal data on it. I would rather have a

letter from ML stating that I have owned 500 shares for more than a year
as
of the date of the ML letter, if this can be done. This morning I phoned
your
office and asked Jennifer if she could do this; she will try, and then
advise
me.

Oracle gives me 14 days from 5/15/03 to comply.

Regards, Bob

Michael A. Ehrlich
Vice President
Administrative Manager

Global Private Client Group

2 Greentree Centre, Suite 321
Route 73 North
Marlton, NJ 08053
856-596-4648
800-937-0732, FAX 856-596-4664


Merrill Lynch

June 13, 2003

M. Robert Paglee
863 Golf View Rd.
Moorestown, NJ 08057

RE: Merrill Lynch Account #217-32402

Dear Mr. Paglee:

This letter will confirm that you currently hold 500 Oracle in your account.

These shares were purchased as follows:
200 Oracle purchased on 12/7/01.
300 Oracle purchased on 2/8/02.

The value, close of business June 12, 2003, was $6665.00.

If we can be of any further help, please do not hesitate to contact me.

Sincerely,

Michael A. Ehrlich
Vice President
Administrative Manager

cc: Richard Tomes

BY JACK DOLMAT-CONNELL, VICE PRESIDENT, CLARK/BARDES CONSULTING, BOSTON

Carrots and Sticks

If you really want chief executives to perform, give them stock—not stock options.

THE FRENZIED ATTENTION ON HOW to treat stock options for accounting purposes is all well and good. But most of the discussion misses the point—options do a poor job of linking executives to long-term shareholder interests. Our research shows that a heavy dose of options for executives, especially when combined with a low level of outright share ownership, is associated with poor performance. If you want to motivate managers, give them shares, not options on shares.



MARNIE CRAWFORD SAMUELSON FOR FORBES

Our study looked at compensation at 144 companies in ten industries. The top-performing companies tend to have executives with high ratios of real stock ownership to their salaries and options. The weak performers do not.

The table gives a snapshot of what we found. Southwest Airlines' top five officers have, among them, stock worth 97 times their collective salary; at Delta the relationship is 1.2-to-1. Southwest has aced Delta in the stock market.

To be sure, the cause-and-effect here runs in both directions: One of the reasons Southwest execs have a lot of wealth in Southwest stock is the very fact that the stock has done well. But that's not the only reason. Southwest executives have chosen to hold on to exercised options as opposed to selling, which is a common practice in other companies. Delta offers 33 times as much pay tied to options as to ownership.

Why are shares a better motivator for long-term performance? They make the executive think twice before leveraging up the balance sheet or making wild business bets. Options, in contrast, are more valuable if the stock is more volatile. There is no risk of loss, and there is more chance for a big payoff. Option holders are shooting craps with someone else's capital.

Another problem: The holder of a wad of options can cynically plan on recovering from a collapse in the stock by having the board reprice the options. Owners of shares don't have that safety net.

The dot-com bubble was in part driven by the tremendous short-term lure of options. Venture capital was so plentiful that there was little executive investment in the ventures. It seems that the renewed dealmaking fervor in the late 1990s, the buildup of businesses at breakneck speeds and the recent spate of highly questionable accounting and corporate governance at Enron, WorldCom and Tyco can be blamed—in part—on an overuse of stock options and too little executive ownership.

We're not suggesting options be dropped entirely. But companies need to increase the level of share ownership through such means as offering restricted shares and requiring that executives hold their shares for certain periods of time. Sticking to heavy option grants means inviting the wrath of shareholders—or of Congress. F

Ownership, Not Options, Drives Performance

Stock ownership and stock options: a comparison of firms' performance.

Business	Company	Value of stock owned divided by salary	Number of options divided by stock owned	5-year[1] shareholder return[2]	5-year[1] performance relative to peer groups
Storage	EMC	12.1	4.4	336	98.3%
	StorageTek	2.0	7.0	75	-71.9
Software	Siebel	1,342.1	1.2	6,346	244.1
	PeopleSoft	8.5	9.2	350	38.1
Drugs	Pfizer	39.5	2.1	302	61.2
	Bristol-Myers Squibb	14.3	5.5	213	16.4
Banking	Citigroup	348.8	0.8	352	90.6
	Bank of America	20.9	3.7	149	-8.3
Computer	Dell	3,863.7	0.1	2,931	917.7
	Apple	33.6	1.0 mil	139	-20.0
Retail	Target	55.1	1.8	625	136.3
	Kmart	4.7	5.0	149	-99.1
Airlines	Southwest	97.4	1.0	428	188.3
	Delta	1.2	33.7	83	-33.9
Beverage	PepsiCo	35.5	8.8	202	33.7
	Coca-Cola	0.9	11.0	54	-58.1

[1]From 1997 through 2001. [2]One hundred = initial investment. Source: Clark/Bardes Consulting.

Subj: **My shareholder proposal to Oracle**
Date: 6/13/03 2:40:28 PM Eastern Daylight Time
From: BobPaglee
To: Help@sec.gov
CC: mehrlich@pclient.ml.com, BobPaglee
CC: wtomesjr@pclient.ml.com

File: paglee.doc (25600 bytes)
DL Time (48000 bps): < 1 minute

In the interest of time, I am protesting quickly with this e-mail, and will also follow-up with a letter via the US Postal Service. Please refer also to my letter (including enclosures) to Chairman Donaldson, and to reply of June 3, 2003 by Shelley E. Parratt, Deputy Director, SEC Division of Corporate Finance.

Yesterday I received official notification from Oracle Corporation that Oracle intends to exclude my shareholder proposal of 1 May, 2003 that was aimed at improving corporate governance by causing nominees for "independent" director-candidacy to own at least one share of Oracle stock at the time such nominees are submitted for shareholder approval in the yearly proxy statement. Last year, of six non-employee director-nominees, three of them owned not a single share. Naturally, they were all elected because there were no alternative contestants -- there never are.

It seems discriminatory that to be able to offer my innocuous (if embarrassing) shareholder's proposal, I must show proof of ownership of shares worth at least $2,000 for at least one year, whereas those three new Oracle Directors, without single a penny of their own invested in Oracle, were capable of making momentous decisions immediately after the close of last year's annual meeting. But on May 16, in response to a May 15 request from Oracle (because I had forgotten to send the proof of ownership -- going into my 80th year, my memory is sometimes recalcitrant), I submitted a copy of page 7 from my Merrill Lynch April 3003 statement showing dates greater than one year prior for the purchase of my 500 shares of Oracle having a valuation at that time of $5,940; this was done well in advance of the 14 days allowed in Oracle's May 15 letter.

Unfortunately, I was misinformed (see copy of e-mail pasted below) and unaware of the July 13, 2001 Bulletin No. 14 by SEC Legal Staff cited by Oracle in its letter of 10 June. However, today I obtained a letter from Merrill Lynch (attached hereto) further proving that the information I had sent to Oracle on 16 May was indeed valid and correct. The communication (from and to Merrill Lynch respectively) that caused my initial error (corrected by the attachment hereto) is quoted below:

<<QUOTE>>
Subj: **RE: My shareholder's proposal to ORCL**
Date: 5/16/03 11:04:44 AM Eastern Daylight Time
From: wtomesjr@pclient.ml.com (Tomesjr, William R (MOORESTOWN XEP 217))
To: BobPaglee@aol.com ('BobPaglee@aol.com')

Bob,

I seriously doubt that compliance will allow us to do that, but I'll check.
You could, however, white out the pertenant parts of your statement that you
do not want disclosed.

Richard

-----Original Message-----
From: BobPaglee@aol.com
To: wtomesjr@pclient.ml.com
Cc: BobPaglee@aol.com
Sent: 5/16/2003 10:33 AM
Subject: My shareholder's proposal to ORCL

Hi Rich,

Michael A. Ehrlich
Vice President
Administrative Manager

Global Private Client Group

2 Greentree Centre, Suite 321
Route 73 North
Marlton, NJ 08053
856-596-4648
800-937-0732, FAX 856-596-4664



June 13, 2003

M. Robert Paglee
863 Golf View Rd.
Moorestown, NJ 08057

RE: Merrill Lynch Account #217-32402

Dear Mr. Paglee:

This letter will confirm that you currently hold 500 Oracle in your account.

These shares were purchased as follows:
200 Oracle purchased on 12/7/01.
300 Oracle purchased on 2/8/02.

The value, close of business June 12, 2003, was $6665.00.

If we can be of any further help, please do not hesitate to contact me.

Sincerely,

Michael A. Ehrlich

Michael A. Ehrlich
Vice President
Administrative Manager

cc: Richard Tomes